Exhibit 4.93

Letter of Comfort

No.: 2020 Asian Games Village Credit Granting 1154

To: Beijing Branch of China Merchants Bank Co., Ltd.

Whereas, Beijing AmazGame Age Internet Technology Co., Ltd. has applied for external guarantee business in your bank and signed the Credit Agreement with No. [2020 Asian Games Village Credit Granting 1154] (hereinafter referred to as “Credit Agreement”) and the Guarantee Cooperation Agreement with No. [2020 Asian Games Village External Guarantee Cooperation Agreement No. 016, and 2020 Asian Games Village External Guarantee Cooperation Agreement No.017] (hereinafter referred to as “Cooperation Agreement”) with your bank. The Letter of Comfort is hereby issued by [Changyou.com Limited ] (hereinafter referred to as “we” or “us”) to guarantee the realization of your bank’s creditor’s rights under the Credit Agreement and the Cooperation Agreement and to confirm to your bank that we may actively assist your bank in obtaining the disposable funds of affiliates inside and outside the group for repayment.

The Letter of Comfort shall take effect and become legally binding upon us after being signed by our authorized representative and sealed with official seal, which shall remain in force until all debts under the Credit Agreement and the Cooperation Agreement have been paid off. The Letter of Comfort cannot be unilaterally revoked, withdrawn or changed. We have obtained and performed all necessary internal and external approval, authorization or other relevant procedures required for signing and performance of the Letter of Comfort. We shall not defend against your bank on grounds including but not limited to failing to pass the internal examination and approval procedure, failing to meet other conditions stipulated in other contracts, failing to comply with the laws, regulations and regulatory provisions, etc.

Authorized signatory: /s/ Changyou.com Limited

Date: December 9, 2020